BY COURIER

Kamps AG

Kamps AG • Prinzenallee 11 • 40549 Düsseldorf

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Attn. Ms. Felicia Kung
450 Fifth Street, N. W.
Room 3099 (3-7)

Washington, D.C. 20549
USA

April 15, 2002

Rule 12g3-2(b) - File No. 82-4793

Dear Ms. Kung:

The enclosed Press Release is being furnished to the Securities and Exchange Commission on behalf of Kamps AG pursuant to the exemption from the Securities Exchange Act of 1934 afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be „filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

In case of further questions do not hesitate to contact me under the following phone number: +49-211-53 06 34 60.

Kind regards

Dunja Dittmar
Kamps AG

Enclosure

Kamps AG
Prinzenallee 11
40549 Düsseldorf
Telefon (02 11) 53 06 34-0
Telefax (02 11) 53 06 34-34
E-Mail info@kamps.de
Internet www.kamps.de

Kamps AG

Press release

Kamps management board rejects Barilla's takeover offer

Duesseldorf, 15. April 2002. The management board of Kamps AG acknowledges the announcement by Finba Bakery Europe AG, a subsidiary of the Barilla Group, pursuant to section 10 German Securities Acquisition and Takeover Act (WpÜG) that it intends to launch a public takeover offer.

During the last weeks and initiated by Barilla, Kamps AG held discussions concerning a potential combination of Kamps and Barilla. Last weekend, Kamps AG terminated these discussions since Barilla neither provided a consistent strategic concept nor offered an adequate price for Kamps' shares.

Barilla had informed the management board of Kamps of its intention to acquire the Kamps shares jointly with an Italian bank with which Barilla maintains a close relationship as a pure financial investment. Accordingly, Barilla claimed not to plan to exploit potential synergies which Kamps believes could be achievable. Furthermore, Barilla intended to delist Kamps, thereby depriving an independent Kamps Group of an important source of financing.

The Kamps management board considers the proposed offer price as clearly insufficient. Kamps holds unique competitive positions in Germany, France and the Netherlands and is one of the fastest growing bakeries in Europe. The proposed offer neither properly reflects the value growth potential of Kamps nor the potential synergies resulting from a combination. Furthermore, it does not contain an adequate premium relative to the current share price.

The Kamps management board does not yet have detailed knowledge of the terms of the offer which was announced today. If such terms are not improved compared to the proposals previously conveyed, then the Kamps management board will not support the takeover offer.
Kamps AG is being advised by JPMorgan and Lampe Corporate Finance.

Contact Kamps AG
Investor Relations
Thomas Sterz +49 211 53 06 34 230

Press
Volker Berg +49 211 53 06 34 66

Fax +49 211 53 06 34 67
Internet www.kamps.de
e-mail info@kamps.de